77B Report of Independent Registered Public Accounting Firm


To the Board of Trustees and Shareholders of Columbia Acorn Trust:

In our opinion, the accompanying statements of assets and liabilities, including the statements of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Columbia Acorn Fund, Columbia Acorn International, Columbia Acorn USA, Columbia Acorn International Select, Columbia Acorn Select and
Columbia Thermostat Fund each a series of Columbia Acorn
Trust, hereinafter referred to as the Funds at December 31, 2008, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as financial statements) are the responsibility of the Funds management;
our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2008 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, Illinois

February 16, 2009


Item 77E - Legal Proceedings


	I.	Vogeler v. Columbia Acorn Trust, et al.,
                 No. 03 L 1550, Circuit Court,
		Third Judicial Circuit, Madison County, Ill.

	On November 13, 2003, the above-captioned lawsuit was filed against Columbia Acorn Trust ("CAT") and Columbia Wanger Asset Management, L.P. ("CWAM"), in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois ("Madison County"), seeking certification of a plaintiff class consisting of all persons in the United States who held shares in Columbia Acorn International ("Acorn International") for a period of more than 14 days during the five years prior to and through the filing of the lawsuit.


	The Vogeler complaint is pleaded in two counts and alleges, in summary, that CWAM and CAT exposed long-term shareholders of Acorn International to trading by market timers by allegedly: (a) failing to properly evaluate daily whether a significant event affecting the value of Acorn International's portfolio securities had occurred after foreign markets had closed but before the calculation of Acorn International's net asset value ("NAV"); (b) failing to implement Acorn International's portfolio valuation and share pricing policies and procedures; (c) allowing portfolio valuation and share pricing policies and procedures that benefited market timers at the expense of long-term shareholders; and (d) failing to know and implement applicable rules and regulations concerning the calculation of NAV. Count I of the Complaint alleges that the defendants breached duties of care owed to Acorn International shareholders, and Count II alleges that the asserted breaches were willful and wanton. Both counts of the Complaint seek unspecified compensatory and punitive damages, prejudgment interest, costs and attorneys' fees.

	On December 12, 2003, the defendants removed the Vogeler case to the United States District Court for the Southern District of Illinois, Case No. 03-cv-843. On February 12, 2004, the federal district court remanded the case back to the Illinois state court in Madison County. The defendants filed a timely appeal of the remand order.

	On April 5, 2005 the United States Court of Appeals for the Seventh Circuit (the "Seventh Circuit") issued an Opinion in several "fair value pricing" cases, including Vogeler. The Seventh Circuit reversed the federal district courts' remand of those cases to state court, holding that the plaintiffs' state law claims were preempted by federal law under the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"). The Seventh Circuit remanded the cases, including Vogeler, to the district courts with instructions to "undo" the remand orders and dismiss the plaintiffs' complaints with prejudice. Plaintiffs subsequently filed a motion with the district court to amend the Vogeler complaint to "plead around" the Seventh Circuit's federal preemption ruling. However, consistent with the mandate, the federal district court denied plaintiffs' motion to amend and dismissed the Vogeler complaint with prejudice.

	Plaintiffs then filed a writ of certiorari with the United States Supreme Court seeking to appeal the Seventh Circuit's decision. The writ challenged whether the district court's remand of the case to state court was reviewable by the Seventh Circuit on appeal (the "jurisdictional issue") and whether plaintiffs' claims were federally preempted under SLUSA because they alleged misconduct "in connection with the purchase or sale of securities" (the "substantive issue"). The Seventh Circuit's decision of SLUSA preclusion created a conflict with the Second Circuit's decision in Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit ("Dabit").

	On January 6, 2006, the Supreme Court granted review of the appellate jurisdiction issue and, given the pendency of the Dabit appeal, held the appeal of the substantive SLUSA preclusion issue. On June 15, 2006, the Supreme Court held that the Seventh Circuit did not have appellate jurisdiction to review the district court's remand order, and remanded the case to the Seventh Circuit which, in turn, dismissed the appeals and remanded the case to state court.

	The parties have entered into an agreement in principle to settle all claims against the Columbia Defendants, including CAT and CWAM, which must be approved by the Court. The terms and provisions of the proposed agreement are confidential. In light of the agreement in principle, the state court has stayed all proceedings in the Vogeler case.



	II.	Cohen v. FleetBoston Financial Corporation,
                et al., No. 04-cv-11704, U.S. Dist. Ct. Mass.; Osburn v. FleetBoston Financial Corporation, et al., No. 04-cv-11750, U.S. Dist. Ct. Mass.; Simmonds, et al. v. FleetBoston Financial Corporation, et al., No. 04-cv-11953,
                U.S. Dist. Ct. Mass.; Slicker v. FleetBoston
                Financial Corporation, et al., No. 04-cv-11760, U.S. Dist. Ct. Mass.

	Four lawsuits filed in the United States District Court for the District of Massachusetts are hybrid class and derivative actions naming, among others, the various series of CAT the Funds as nominal defendants, and the CAT Trustees as defendants. Those cases were later consolidated in the Massachusetts federal district court under the caption In re: Columbia Entities Litigation, Case No. 04-cv-11704, and a consolidated amended complaint was filed. The consolidated amended complaint alleges that the various investment advisers within Columbia Management Group utilized Fund assets to pay broker-dealers to recommend and sell the Funds in preference to other mutual funds, thereby increasing the assets under management and resultant fees to CWAM and affiliated advisors.

	The class claims assert violations of Sections 34(a), 36(a), 36(b) and 48(a) of the Investment Company Act of 1940 ("ICA"), and for common law breach of fiduciary duty and unjust enrichment. The derivative claim alleges a violation of Sections 206 and 215 of the Investment Advisers Act of 1940 ("IAA"). Plaintiffs seek recovery of compensatory and punitive damages, rescission of CWAM's contract with the Funds and recovery of all fees paid to CWAM by the Funds, as well as attorneys' fees and costs.

	Defendants filed a motion to dismiss the consolidated amended compliant. On November 30, 2005, the federal district court granted the motion and dismissed all the claims against all parties. Plaintiffs timely filed a notice of appeal to the United States Court of Appeals for the First Circuit on
December 29, 2005. A stipulation and settlement agreement dated January 19, 2007 was filed in the First Circuit on February 14, 2007, with a joint stipulation of dismissal and motion for remand to obtain district court approval of the settlement. That joint motion was granted and the appeal was dismissed. On March 6, 2007, the case was remanded to the federal district court. The settlement, approved by the federal district court on September 18, 2007, became effective October 19, 2007. Pursuant to the settlement, CWAM and/or its affiliates made certain payments, including plaintiffs' attorneys' fees and costs of notice to class members.

	III.	In re: Mutual Funds Investment Litigation,
                No. 04-MDL-1586; U.S. Dist. Ct. Md.

	Commencing in late 2003, several class action and derivative lawsuits were filed in federal district courts naming, among others, CAT and the Trustees of CAT, challenging the existence of consensual market timing arrangements, frequent trading and late trading. In September 2003, motions were filed by various mutual fund defendants seeking to centralize or consolidate all actions filed in federal district courts involving market timing-related allegations into one multidistrict ("MDL") proceeding. On
February 20, 2004, an Order was entered transferring all federal district court cases involving market timing-related allegations to the United States District Court for the District of Maryland.

	On September 29, 2004, plaintiffs in the class action track filed a consolidated amended class action complaint in the Multi-District Litigation styled Dukes, et al. v. Columbia Acorn Funds, et al., Case No. 04-cv-01763, which names as defendants CAT, and Ralph Wanger and Charles McQuaid as interested Trustees of CAT. The independent CAT Trustees are not named as defendants (although certain independent trustees of the Columbia Funds trusts are named). Also on September 29, 2004, plaintiffs in the derivative actions brought on behalf of shareholders in numerous fund complexes filed a consolidated amended derivative action complaint styled Slaybe, et al. v. Columbia Management Advisers, Inc., et al., Case No. 04-cv-1768, which names CAT and Columbia Acorn Fund as "nominal defendants" and the ten CAT Trustees as defendants. Judge
J. Frederick Motz is assigned to the Columbia track. Defendants filed motions to dismiss the consolidated amended class action and derivative action complaints. Ultimately, Judge Motz issued Orders dismissing all claims against the Funds and the independent trustees.

	As indicated in Section I above, the parties reached an agreement in principle to settle all claims against the Columbia Defendants, including the Funds and the CAT Trustees, which was memorialized in a term sheet. The terms and provisions of the proposed agreement are confidential. In light of the agreement in principle, Judge Motz has stayed these proceedings against the Columbia Defendants.

	On September 14, 2007, the plaintiffs and the defendants named in these proceedings entered into a formal stipulation of settlement with respect to all claims against the Columbia Defendants. The settlement is subject to approval by the Court.

	IV.	Delaventura v. Columbia Acorn Trust, et al.,
                Superior Court, Commonwealth of Mass.,
                Case No. 05-1093

	On March 21, 2005, a one-count breach of contract class action complaint was filed against several of the Columbia Registrants, including CAT, seeking to rescind the Contingent Deferred Sales Charges assessed upon redemption of Class B shares of Columbia mutual funds due to the alleged market timing "misconduct" of defendants. The Trustees are not named as defendants. In addition to the rescission of sales charges, plaintiffs seek recovery of actual damages, attorneys' fees and costs.

	On April 20, 2005, the defendants removed the case to the United States District Court for the District of
Massachusetts. CAT was voluntarily dismissed from the complaint by plaintiffs.

	As discussed in preceding sections, the parties entered into an agreement in principle to settle all claims against the Columbia defendants, including the Deleventue case, subject to approval by the Court. The terms and provisions of the proposed agreement are confidential and the litigation has been stayed.